ZyVersa Therapeutics, Inc.

2200 N. Commerce Parkway, Suite 208

Weston, Florida 33326

(754) 231-1688

December 23, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-283993) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on Friday, December 26, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, by telephone at (212) 908-3905 or via email at Faith.Charles@ThompsonHine.com. Please also call Faith Charles as soon as the Company’s Registration Statement has been declared effective. Thank you for your attention to this matter.

Sincerely,

ZYVERSA THERAPEUTICS, INC.

By:	/s/ Stephen C. Glover
Name:	Stephen C. Glover
Title:	Chief Executive Officer

cc: Faith Charles, Thompson Hine LLP